Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 26, 2009

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This management discussion and analysis may contain forward-looking statements within the meaning of securities laws.  Such statements include, but are not limited to, statements relating to:

•	our ability to obtain the substantial capital required to fund research and operations;
•	our plans to obtain partners to assist in the further development of our product candidates;
•
our expectations with respect to existing and future corporate alliances and licensing transactions with third parties, and the receipt and timing of any payments to be made by us or to us in respect of such arrangements;

•	our expectations regarding future financings;
•	our plans to conduct clinical trials; and
•	our expectations regarding the progress and the successful and timely completion of the various stages of our drug discovery, pre-clinical and clinical studies and the regulatory approval process the Company’s plans, objectives, expectations and intentions and other statements including words such as “anticipate”, “contemplate”, “continue”, “believe”, “plan”, “estimate”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions.

Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:

•	our ability to continue to operate as a going concern;
•	our ability to obtain the substantial capital required to fund research and operations;
•	our lack of product revenues and history of operating losses;
•
our early stage of development, particularly the inherent risks and uncertainties associated with (i) developing new drug candidates generally, (ii) demonstrating the safety and efficacy of these drug candidates in clinical studies in humans, and (iii) obtaining regulatory approval to commercialize these drug candidates;

•	the progress of our clinical trials;
•	our liability associated with the indemnification of Old Lorus and its directors, officers and employees
•	our ability to find and enter into agreements with potential partners;
•	our drug candidates require time-consuming and costly preclinical and clinical testing and regulatory approvals before commercialization;
•
clinical studies and regulatory approvals of our drug candidates are subject to delays, and may not be completed or granted on expected timetables, if at all, and such delays may increase our costs and could delay our ability to generate revenue;

•	the regulatory approval process;
•	our ability to attract and retain key personnel;
•	our ability to obtain patent protection and protect our intellectual property rights;
•	our ability to protect our intellectual property rights and to not infringe on the intellectual property rights of others;
•	our ability to comply with applicable governmental regulations and standards;
•	development or commercialization of similar products by our competitors, many of which are more established and have greater financial resources than we do;
•	commercialization limitations imposed by intellectual property rights owned or controlled by third parties;
•	our business is subject to potential product liability and other claims;
•	our ability to maintain adequate insurance at acceptable costs;
•	further equity financing may substantially dilute the interests of our shareholders;
•	changing market conditions; and
•
other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission, and those which are discussed under the heading “Risk Factors”.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein.  These forward-looking statements are made as of the date of this management, discussion and analysis or, in the case of documents incorporated by reference herein, as of the date of such documents, and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law.  We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

LIQUIDITY AND CAPITAL RESOURCES

Since its inception, Lorus has financed its operations and technology acquisitions primarily from equity and debt financing, the proceeds from the exercise of warrants and stock options, and interest income on funds held for future investment.  The remaining costs associated with the completion of the LOR-2040 Phase I/II clinical trial program with the US National Cancer Institute (“NCI”) will be borne by the US NCI.  Lorus has, in the past, undertaken additional LOR-2040 trials and acquired additional quantities of LOR-2040 drug to support this ongoing trial and any further development of LOR-2040 at its own cost.    We will continue the development of our small molecule programs from internal resources.

We have not earned substantial revenues from our drug candidates and are therefore considered to be in the development stage.  The continuation of our research and development activities and the commercialization of the targeted therapeutic products are dependent upon our ability to successfully finance and complete our research and development programs through a combination of equity financing and payments from strategic partners.  We have no current sources of payments from strategic partners.

Subsequent to the year-end the Company settled its secured convertible debentures and extinguished its liability in the amount of $15.0 million for consideration consisting of cash and other assets.

Management has forecasted that the Company’s current level of cash and cash equivalents and short-term investments after the extinguishment of the secured convertible debentures will not be sufficient to execute its current planned expenditures for the next twelve months without further investment.  The Company is currently in discussion with several potential investors to provide additional funding.  Management believes that it will complete one or more of these arrangements in sufficient time to continue to execute its planned expenditures without interruption.  However, there can be no assurance that the capital will be available as necessary to meet these continuing expenditures, or if the capital is available, that it will be on terms acceptable to the Company.  The issuance of common shares by the Company could result in significant dilution in the equity interest of existing shareholders.  The Company is also considering alternatives to delay its research program until financing is available, amongst other cost savings measures.  There can be no assurance that the Company will be able to obtain sufficient financing to meet future operational needs.  As a result, there is a significant doubt as to whether the Company will be able to continue as a going concern and realize its assets and pay its liabilities as they fall due.

The financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.  If the going concern basis were not appropriate for these financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications used.

The following discussion should be read in conjunction with the audited financial statements for the year ended May 31, 2009 and the accompanying notes (the "Financial Statements") contained in the Company’s annual report.  The Financial Statements, and all financial information discussed below, have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  All amounts are expressed in Canadian dollars unless otherwise noted.  All comparative figures presented in these consolidated financial statements include those of those of Old Lorus prior to the Arrangement Date (as defined below) and the Company after the Arrangement Date.  References in this Management’s Discussion and Analysis to the “Company”, “Lorus”, “we”, “our”, “us” and similar expressions, unless otherwise stated, refers to Lorus Therapeutics Inc.

OVERVIEW

Lorus is a life sciences company focused on the discovery, research and development of effective anticancer therapies with a high safety profile.  Lorus has worked to establish a diverse anticancer product pipeline, with products in various stages of development ranging from pre-clinical to an advanced Phase II clinical trial.  A growing intellectual property portfolio supports our diverse product pipeline.  Lorus’ pipeline is a combination of internally developed products and products licensed in from other entities at a pre-clinical stage.

We believe that the future of cancer treatment and management lies in drugs that are effective, safe and have minimal side effects, and therefore improve a patient's quality of life.  Many of the cancer drugs currently approved for the treatment and management of cancer are toxic with severe side effects, and we therefore believe that a product development plan based on effective and safe drugs could have broad applications in cancer treatment.  Lorus' strategy is to continue the development of our product pipeline using several therapeutic approaches. Each therapeutic approach is dependent on different technologies, which we believe mitigates the development risks associated with a single technology platform.  We evaluate the merits of each product throughout the clinical trial process and consider commercial viability as appropriate.  The most advanced anticancer drugs in our pipeline, each of which flow from different platform technologies, are antisense, small molecules and immunotherapeutics.

Our business model is to take our product candidates through pre-clinical testing and into Phase I and Phase II clinical trials.  It is our intention to then partner or co-develop these product candidates after successful completion of Phase I or II clinical trials.  Lorus will give careful consideration in the selection of partners that can best advance the drug candidates into a pivotal Phase III clinical trial and, upon successful results, commercialization.  Our objective is to receive cash for milestone payments and royalties from such partnerships which will support continued development of our product pipeline.  We assess each product candidate and determine the optimal time to work towards partnering out that product candidate.

Our success is dependent upon several factors, including, maintaining sufficient levels of funding through public and/or private financing, establishing the efficacy and safety of our products in clinical trials and securing strategic partnerships.

Our loss from operations for the year ended May 31, 2009 decreased to $9.3 million ($0.04 per share) compared to $12.6 million ($0.06 per share) during the same period in fiscal 2008. During the year ended May 31, 2009 the Company recorded a gain on sale of shares related to the Arrangement (as described in the section titled “Plan of Arrangement and Corporate Reorganization”) of $450 thousand resulting  in a net loss and other comprehensive loss for the period of $8.9 million ($0.04 per share).  During the year ended May 31, 2008, the Company realized a gain on the sale of the shares related to the Arrangement in the amount of $6.3 million resulting in net loss and other comprehensive loss for the period of $6.3 million ($0.03 per share).

The decrease in net loss from operations for the year ended May 31, 2009 compared with the prior year is due primarily to lower research and development costs of $2.5 million resulting from less spending on GLP-toxicity studies as well as LOR-2040 drug manufacturing costs, lower general and administrative costs of $757 thousand due to reduced personnel, legal and corporate governance costs as well as lower stock based compensation costs of $273 thousand as a result of a lower share price in the current year and one time option grants in the third quarter of 2008 and option modification costs incurred in the second quarter of 2008.  In addition, interest income decreased by $272 thousand in 2009 to $270 thousand as a result of lower cash and investment balances and lower prime rates of interest.

We utilized cash of $7.2 million in our operating activities in the year ended May 31, 2009 compared with $10.2 million in the prior year.  The decrease is primarily a result of a reduced net loss offset by lower accounts payable and accrued liabilities balances in the current year.

At May 31, 2009, we had cash and cash equivalents and short-term investments of $5.9 million compared to $9.4 million at May 31, 2008.

As a result of the Company's current cash position, management is currently undertaking actions to reduce expenditures while at the same time pursuing investment and other opportunities aimed at funding its research and development programs.  As part of its cost reduction strategies, management expects to reduce its research and development costs by limiting activities and reduce its general and administrative costs by limiting expenditures and reducing its labour costs, among other things, until such time as the Company has sufficient capital to support a full development program.

RESULTS OF OPERATIONS

Revenue
Revenue for the year ended May 31, 2009 increased to $184 thousand compared with revenue of $43 thousand for the prior year and $107 thousand in 2007.  This increase in revenue is related to an increase in milestone revenues associated with the license of Virulizin to ZOR Pharmaceuticals and recognition of revenue on milestone payments received in prior periods. This revenue is recognized over the remaining period of a service contract whereby Lorus has agreed to provide consulting services to ZOR pharmaceuticals. There remains $105 thousand in deferred revenue which has been recorded in Accrued Liabilities on the balance sheet as at May 31, 2009.  Management anticipates that this revenue will be recognizable over the remaining term of three months as services are provided.   The decreased revenue in 2008 compared with 2007 is related to reduction in laboratory services work performed by Lorus personnel on behalf of other companies.

Research and Development
Research and development expenses totaled $3.8 million in the year ended May 31, 2009 compared to $6.3 million during the prior year and $3.5 million in 2007.  The decrease in spending during the year ended May 31, 2009 compared with the prior year is due to the completion of GLP-toxicity studies for both our LOR-2040 bladder cancer and LOR-253 small molecule programs during the year.  These research programs were ongoing in the prior year.  In addition, during the year ended May 31, 2008 we manufactured LOR-2040 drug.  In 2009, we manufactured LOR-253 drug, our lead small molecule, the manufacturing cost of which is significantly less than LOR-2040 contributing to the decrease in research spending.  The increase in research and development expenditures in 2008 as compared to 2007 is due to a significant increase in activity in our LOR-2040 and small molecule development programs and LOR-2040 manufacturing costs

General and Administrative
General and administrative expenses totaled $3.0 million for the year ended May 31, 2009 compared to $3.7 million in the prior year and $3.7 million in 2007.   The decrease in general and administrative costs for the current year is the result of lower personnel costs, reduced legal and patent costs and lower annual meeting costs.

Stock-Based Compensation
Stock-based compensation expense, net of forfeitures, totaled $446 thousand for the year ended May 31, 2009 compared with $719 thousand in the prior year and $503 thousand in 2007.   The lower stock based compensation for the year ending May 31, 2009 is due primarily to a lower share price in the current year and one-time increase in options granted during 2008 that vested immediately in order to bring option granting practices in line with industry standards.  No similar transaction occurred in 2009 or 2007.  Also in 2008, the Company recorded an expense of $83 thousand relating to the extension of options to directors not standing for re-election at the Company’s annual general meeting and Dr. Wright for options granted in his capacity as President and CEO.  A similar extension was made in 2009 for directors not seeking re-election resulting in a $3 thousand additional expense.

Depreciation and Amortization
Depreciation and amortization expenses decreased to $189 thousand in the year ended May 31, 2009 as compared to $317 thousand in the prior year and $402 thousand in 2007.  The decrease in depreciation and amortization expense is the result of reduced capital asset purchases over the past three fiscal years. During the current year, we acquired research and development equipment that provides us with the ability to do certain testing in house that was previously outsourced.

Interest Expense
Non-cash interest expense was $707 thousand in the year ended May 31, 2009 compared with $1.0 million in the prior year and $1.0 million in 2007.  These amounts represent interest at a rate of prime plus 1% on the $15.0 million convertible debentures.  The decrease in interest expense in fiscal 2009 compared with fiscal 2008 and 2007 is a function of significantly lower prime rates in comparison with the prior years.  All interest accrued on the debentures to date has been paid in common shares of the Company.

Accretion in Carrying Value of Secured Convertible Debentures
Accretion in the carrying value of the Company’s secured convertible debentures was $1.7 million in the year May 31, 2009 compared with $1.2 million in the prior year and $935 thousand in 2007.  The accretion charges arise as under GAAP the Company has allocated the proceeds from each tranche of the debentures to the debt and equity instruments issued on a relative fair value basis resulting in the $15.0 million debentures having an initial cumulative carrying value of $9.8 million as of their dates of issuance.  Each reporting period, the Company is required to accrete the carrying value of the convertible debentures such that at maturity on October 6, 2009, the carrying value of the debentures would be the face value of $15.0 million.  The increase in expense year ended May 31, 2009 compared with the prior year and 2008 compared with 2007 is due to the increasing principal balance to which the implicit interest is applied in determining the accretion amount.   Subsequent to the year-end the Company settled its secured convertible debentures and extinguished its liability in the amount of $15.0 million for consideration of cash and other assets.

Interest  Income
Interest income totaled $270 thousand in the year ended May 31, 2009 compared to $542 thousand in the prior year and $503 thousand in 2007.  The decrease in interest income during the current year is due to lower average cash and marketable securities balances and significantly lower interest rates available on investments in comparison with the prior years.

Loss from operations for the period
For the reasons discussed above, our loss from operations for the year ended May 31, 2009 decreased to $9.3 million ($0.04 per share) compared to $12.6 million ($0.06 per share) in the prior year and $9.6 million in 2007. During the year ended May 31, 2009 the Company recorded a gain on sale of shares related to the Arrangement of $450 thousand which resulted in a net loss and other comprehensive loss of $8.9 million ($0.04 per share).  During the year ended May 31, 2008, the Company realized a gain related to the Arrangement in the amount of $6.3 million resulting in a net loss and other comprehensive loss for the period of $6.3 million ($0.03 per share).    The decrease in loss in 2008 compared to 2007 is a result of the impact of the gain on sale of shares related to the Arrangement partly offset by increased research and development costs.

Gain on sale of shares
As a result of the Arrangement described below, the Company recognized a gain on the sale of the shares of Old Lorus to the investor of approximately $6.3 million for the year ended May 31, 2008.  In the year ended May 31, 2009 the Company recognized a gain on sale of $450 thousand which represents the $600 thousand released from escrow less $150 thousand accrued as management’s estimate of the fair value of the liability associated with the indemnification described below.  This liability is included on the balance sheet in Accrued Liabilities as at May 31, 2009.

Under the Arrangement, New Lorus and its subsidiaries have agreed to indemnify Old Lorus and its directors, officers and employees from and against all damages, losses, expenses (including fines and penalties), other third party costs and legal expenses, to which any of them may be subject arising out of any matter occurring (i) prior to, at or after the effective time of the Arrangement (“Effective Time”) and directly or indirectly relating to any of the assets of Old Lorus transferred to New Lorus pursuant to the Arrangement (including losses for income, sales, excise and other taxes arising in connection with the transfer of any such asset) or conduct of the business prior to the Effective Time; (ii) prior to, at or after the Effective Time as a result of any and all interests, rights, liabilities and other matters relating to the assets transferred by Old Lorus to New Lorus pursuant to the Arrangement; and (iii) prior to or at the Effective Time and directly or indirectly relating to, with certain exceptions, any of the activities of Old Lorus or the Arrangement.

In reference to those indemnifications, $600 thousand of the proceeds on the transaction were held in escrow until the first anniversary of the transaction and were released to Lorus in July 2008.    There have been no claims under this indemnification to date.

PLAN OF ARRANGEMENT AND CORPORATE REORGANIZATION

On July 10, 2007 (the “Arrangement Date”), Lorus Therapeutics Inc. (the “Company”, “Lorus” or “New Lorus”) completed a plan of arrangement and corporate reorganization with, among others, 4325231 Canada Inc., formerly Lorus Therapeutics Inc. (“Old Lorus”), 6707157 Canada Inc. and Pinnacle International Lands, Inc (the “Arrangement”).  As a result of the plan of arrangement and reorganization, among other things, each common share of Old Lorus was exchanged for one common share of the Company and the assets (excluding certain future tax attributes and related valuation allowance) and liabilities of Old Lorus (including all of the shares of its subsidiaries held by it) were transferred, directly or indirectly, to the Company and/or its subsidiaries.  The Company continued the business of Old Lorus after the Arrangement Date with the same officers and employees and continued to be governed by the same directors as Old Lorus prior to the Arrangement Date.  Therefore, the Company’s operations have been accounted for on a continuity of interest basis and accordingly, the consolidated financial statement information included in this MD&A reflect that of the Company as if it had always carried on the business formerly carried on by Old Lorus.

REGULATORY MATTERS

On October 31, 2008 Lorus voluntarily delisted its common shares from trading on the NYSE Alternext US LLC (formerly the American Stock Exchange or AMEX).  Lorus is eligible to apply for deregistration from the Securities Exchange Commission one year after delisting from AMEX.  Lorus intends to submit this application by October 31, 2009.

SELECTED ANNUAL FINANCIAL DATA

The following selected consolidated financial data have been derived from, and should be read in conjunction with, the accompanying audited consolidated financial statements for the year ended May 31, 2009 which are prepared in accordance with Canadian GAAP.

Consolidated Statements of Loss and Deficit
(amounts in Canadian 000's except for per common share data)	Years Ended May 31
	2009	2008	2007
REVENUE	$184	$43	$107

EXPENSES
Cost of sales	-	2	16
Research and development	3,757	6,260	3,505
General and administrative	2,958	3,715	3,727
Stock-based compensation	446	719	503
Depreciation and amortization	189	317	402
Operating expenses	7,350	11,013	8,153
Interest expense on convertible debentures	707	1,029	1,050
Accretion in carrying value of secured convertible debentures	1,707	1,176	935
Amortization of deferred financing charges	-	-	110
Interest income	(270)	(542)	(503)
Loss from operations for the period	9,310	12,633	9,638
Gain on sale of shares	(450)	(6,299)	-
Net loss and other comprehensive income	8,860	6,334	9,638
Basic and diluted loss per common share	$0.04	$0.03	$0.05
Weighted average number of common shares outstanding used in the calculation of basic and diluted loss per share	247,084	215,084	204,860
Total Assets	$7,527	$11,607	$15,104
Total Long-term liabilities	$-	$12,742	$11,566

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The selected financial information provided below is derived from the Company’s unaudited quarterly financial statements for each of the last eight quarters.

Research and development expenditures were higher in the four quarters ended August 31, 2008 in comparison to the most recent three quarters as a result of increased activity related to the LOR-2040 and LOR-253 programs for which development during these periods.  In particular research and development costs were significantly higher during the quarter ended May 31, 2008 as the Company incurred manufacturing costs associated with production of additional quantities of LOR-2040 to support the ongoing Phase II clinical trial in AML.  Research and development expenditures were lower in the quarter ended August 31, 2007 as the Company was in between wrapping up the Virulizin® Phase III clinical trial and escalating development within the LOR-2040 and LOR-253 programs.

Overall, research and development expenditures has been lower in the most recent three quarters ended compared with the prior periods due to reduced spending on the small molecule and LOR-204 studies as a result of the completion/reduction in third party research and toxicity testing costs.

General and administrative expenses have remained relatively consistent across last eight quarters with the exception of the following quarters:
•	the quarter ended November 30, 2007 reflecting corporate governance costs and increased corporate communication costs over the previous periods, and
•	the quarter ended May 31, 2008 resulting from increased legal, professional and internal control compliance fees.

The Company recognized a gain on sale of shares of $6.1 million on the close of the Arrangement as discussed above in the quarter ended August 31, 2007.   For the quarter ended August 31, 2008 the Company recognized an additional gain on sale of shares of $450 thousand related to the release of funds from escrow net of the estimated value of the indemnifications provided under the Arrangement, as discussed above.

(Amounts in 000’s except for per common share data)	May 31, 2009	Feb 28, 2009	Nov. 30, 2008	Aug. 31, 2008	May 31, 2008	Feb. 29, 2008	Nov. 30, 2007	Aug. 31, 2007
Revenue	$78	$64	$39	$3	$13	$3	$1	$26
Research and development expense (1)	701	1,090	741	1,225	1,880	2,265	1,290	825
General and administrative expense(1)	516	775	873	794	1,142	820	1,060	693
Net loss	(1,895)	(2,469)	(2,284)	(2,212)	(3,650)	(3,850)	(2,825)	3,991
Basic and diluted net (loss) profit per share	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.02)	$(0.02)	$(0.01)	$0.02
Cash used in operating activities	$(1,544)	$(1,789)	$(2,080)	$(1,800)	$(2,722)	$(2,586)	(2,537)	$(2,348)

(1)Prior quarter amounts have been reclassified to conform to the financial statement presentation subsequent to that date.

CAPITAL RISK MANAGEMENT

The Company’s objectives when managing capital are to:
•	Maintain its ability to continue as a going concern in order to provide returns to shareholders and benefits to other stakeholders;
•	Maintain a flexible capital structure which optimizes the cost of capital at acceptable risk;
•	Ensure sufficient cash resources to fund its research and development activity, to pursue partnership and collaboration opportunities and to maintain ongoing operations.

At May 31, 2009, the capital structure of the Company consisted of secured convertible debentures and equity comprised of share capital, warrants, the equity portion of our secured convertible debentures, stock options, contributed surplus and deficit. The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances, acquiring or disposing of assets, adjusting the amount of cash and short-term investments balances or by undertaking other activities as deemed appropriate under the specific circumstances. Subsequent to the year-end the Company settled its secured convertible debentures and extinguished its liability in the amount of $15.0 million for consideration consisting of cash and other assets. The Company expects that its current capital resources will not be sufficient to carry out its research and development plans and operations for the next twelve months without further investment. (See “Liquidity and Capital Resources”)

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended May 31, 2008.

Rights Offering
On June 25, 2008, the Company filed a short-form prospectus for a rights offering to its shareholders.

Under the rights offering, holders of the Company's common shares as of July 9, 2008 (the "Record Date") received one right for each common share held as of the Record Date.  Each four rights entitled the holder thereof to purchase a unit of Lorus ("Unit").  Each Unit consists of one common share of Lorus at $0.13 and a one-half common share purchase warrant to purchase additional common shares of Lorus at $0.18 per common share until August 7, 2010.  All unexercised rights expired on August 7, 2008.

Pursuant to the rights offering the Company issued 28,538,889 common shares and 14,269,444 common share purchase warrants in exchange for cash consideration of $3.7 million.  The total costs associated with the transaction were $500 thousand.  The Company has allocated the net proceeds of $3.2 million received from the issuance of the units to the common shares and the common share purchase warrants based on their relative fair values.  The fair value of the common share purchase warrants has been determined based on an option pricing model.  The allocation based on relative fair values resulted in the allocation of $2.8 million to the common shares and $417 thousand to the common share purchase warrants.

Cash Position
At May 31, 2009, Lorus had cash and cash equivalents and short-term investments totaling $5.9 million compared to $9.4 million at May 31, 2008.  The Company invests in highly rated and liquid debt instruments.  Investment decisions are made in accordance with an established investment policy administered by senior management and overseen by the board of directors.  Working capital (representing primarily cash, cash equivalents, short term investments and other current assets less current liabilities which included $14.4 million of secured convertible debentures that were due October 6, 2009) at May 31, 2009 was a deficiency of $9.2 million as compared to a surplus of $8.0 million at May 31, 2008.   Subsequent to the year end we repurchased the secured convertible debentures and extinguished our liability.  The purchase consideration consisted of $3.3 million in cash paid on the closing of the transaction and the balance in other assets.  Following this payment, the Company had approximately $2.6 million in cash and cash equivalents and short-term investments.

We do not expect to generate positive cash flow from operations in the next several years due to additional research and development costs, including costs related to drug discovery, preclinical testing, clinical trials, manufacturing costs and operating expenses associated with supporting these activities. Negative cash flow will continue until such time, if ever, that we receive regulatory approval to commercialize any of our products under development and revenue from any such products exceeds expenses.

If we able to secure additional financing, we intend to use these resources to fund our existing drug development programs and develop new programs from our portfolio of preclinical research technologies. The amounts actually expended for research and drug development activities and the timing of such expenditures will depend on many factors, including the ability of the Company to raise additional capital, the progress of the Company's research and drug development programs, the results of preclinical and clinical trials, the timing of regulatory submissions and approvals, the impact of any internally developed, licensed or acquired technologies, our ability to find suitable partnership agreements to assist financially with future development, the impact from technological advances, determinations as to the commercial potential of the Company's compounds and the timing and development status of competitive products.

As discussed above, management has forecasted that the Company’s current level of cash, cash equivalents and short-term investments after the extinguishment of the secured convertible debentures will not be sufficient to execute its current planned expenditures for the next twelve months without further investment.

Contractual Obligations and Off-Balance Sheet Financing
At May 31, 2009, we had contractual obligations requiring annual payments as follows:

(Amounts in 000’s)
	Less than 1 year	1-3 years	Total
Operating leases	148	138	286
Convertible debentures1	15,000	-	15,000
Total	15,148	138	15,286

(1)  The convertible debentures were due on October 6, 2009. On June 22, 2009 the Company settled its secured convertible debentures and extinguished its liability in the amount of $15 million for consideration of cash and other assets.

In addition, the Company is party to certain licensing agreements that require it to pay a proportion of any fees that it may receive from future revenues or milestone payments. As of May 31, 2009 no amounts have been received by the Company relating to these licensing agreements and therefore, no amounts are owing and the amount of future fees is not determinable.

The Company has entered into various consulting agreements that upon execution of a partnership agreement could result in liabilities owing to such consultants.  The amounts payable in these agreements are contingent on the amounts receivable by Lorus under such partnership agreements.  As of May 31, 2009 no amounts were owing and the amount of future fees payable to the consultants are not determinable.

As at May 31, 2009, we have not entered into any off- balance sheet arrangements.

Indemnification
Under the Arrangement, Lorus agreed to indemnify Old Lorus and its directors, officers and employees from and against all damages, losses, expenses (including fines and penalties), other third party costs and legal expenses, to which any of them may be subject arising out of any matter occurring:

(i)
prior to, at or after the Effective Time of the Arrangement and directly or indirectly relating to any of the assets of Old Lorus transferred to New Lorus pursuant to the Arrangement (including losses for income, sales, excise and other taxes arising in connection with the transfer of any such asset) or conduct of the business prior to the Effective Time;

(ii)
prior to, at or after the Effective Time as a result of any and all interests, rights, liabilities and other matters relating to the assets transferred by Old Lorus to New Lorus pursuant to the Arrangement; and

(iii)	prior to or at the Effective Time and directly or indirectly relating to, with certain exceptions, any of the activities of Old Lorus or the Arrangement.

Lorus has recorded a liability of $150 thousand, which we believe is a reasonable estimate of the fair value of the obligation for the indemnifications provided.  There have been no claims under this indemnification to date.  This amount is included on the balance sheet in Accrued Liabilities at May 31, 2009.

FINANCIAL INSTRUMENTS

The Company has classified its financial instruments as follows:

	May 31, 2009	May 31, 2008
Financial assets
Cash and cash equivalents, consisting of term deposits, and guaranteed investment certificates, held for trading, measured at fair value	$5,374	$2,652

Short-term investments, held-to-maturity, recorded at amortized cost	-	6,304

Short-term investments, held-for-trading, recorded at fair value	490	480

Amount held in escrow, measured at amortized cost	-	600

Financial liabilities
Accounts payable, measured at amortized cost	299	923

Accrued liabilities, measured at amortized cost	1,131	1,194

Secured convertible debentures, measured at amortized cost	14,448	12,742

Financial risk management
The Company has exposure to credit risk, liquidity risk and market risk. The Company’s Board of Directors has the overall responsibility for the oversight of these risks and reviews the Company’s policies on an ongoing basis to ensure that these risks are appropriately managed.

Credit risk
Credit risk is the risk of financial loss to the Company if a customer, partner or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s cash and cash equivalents and short-term investments. The carrying amount of the financial assets represents the maximum credit exposure.

The Company manages credit risk for its cash and cash equivalents and short-term investments by maintaining minimum standards of R1 low or A low investments and invests only in highly rated Canadian securities with debt securities that are traded on active markets and are capable of prompt liquidation.

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. To the extent that the Company does not believe it has sufficient liquidity to meet its current obligations, the Board considers securing additional funds through equity, debt or partnering transactions. The Company manages its liquidity risk by continuously monitoring forecasts and actual cash flows.  Refer to note 1 of the financial statements for further discussion on the Company’s ability to continue as a going concern.

Market risk
Market risk is the risk that changes in market prices, such as interest rates, foreign exchange rates, and equity prices will affect the Company’s income or the value of its financial instruments.

The Company is subject to interest rate risk on its cash and cash equivalents, short-term investments and secured convertible debentures.  The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on the investments, owing to the relative short-term nature of the investments.  Following the year end, the Company extinguished its secured convertible debentures and does not currently have any interest bearing debt.

Financial instruments potentially exposing the Company to foreign exchange risk consist principally of accounts payable and accrued liabilities.  The Company holds minimal amounts of U.S. dollar denominated cash, purchasing on an as needed basis to cover U.S. dollar denominated payments.  At May 31, 2009 U.S. dollar denominated accounts payable and accrued liabilities amounted to $70 thousand.  Assuming all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase or decrease in net loss and comprehensive loss of $7 thousand.  The Company does not have any forward exchange contracts to hedge this risk.

The Company does not invest in equity instruments of other corporations other than its 19% interest (at May 31, 2009) held in Zor Pharmaceuticals, the licensee of Virulizin.  The Company paid a nominal amount for this equity interest and is not exposed to any losses in excess of this nominal amount.    Subsequent to the year end, the Company disposed of the shares of Pharma Immune as part of the consideration in extinguishing its secured convertible debentures.

OUTLOOK

Until one of our drug candidates receives regulatory approval and is successfully commercialized, Lorus will continue to incur operating losses.  The magnitude of these operating losses will be largely affected by the timing and scope of future research and development, clinical trials and the Company’s ability to raise additional working capital and/or establish effective partnerships to share the costs of development and clinical trials.

As a result of the Company's current cash position, management is currently undertaking actions to reduce expenditures while at the same time pursuing investment and other opportunities aimed at funding its research and development programs.  As part of its cost reduction strategies, management expects to reduce its research and development costs by limiting activities and reduce its general and administrative costs by limiting expenditures and reducing its labour costs, among other things, until such time as the Company has sufficient capital to support a full development program.  There can be no assurance that the capital will be available as necessary to meet these continuing expenditures, or if the capital is available, that it will be on terms acceptable to the Company.

TRANSACTIONS WITH RELATED PARTIES

During the year ended May 31, 2009 the Company expensed consulting fees of $25 thousand (2008 - $31 thousand, 2007 - $nil ) to a director of the Company.  At May 31, 2009 no amounts remained unpaid and included in Accrued Liabilities (2008 - $30 thousand, 2007 - $nil).

This transaction was in the normal course of business and has been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

RISK FACTORS

Investing in our securities involves a high degree of risk.  Before making an investment decision with respect to our common shares, you should carefully consider the following risk factors, in addition to the other information included or incorporated by reference into this annual information form, as well as our historical consolidated financial statements and related notes. The risks set out below are not the only risks we face. If any of the following risks occur, our business, financial condition, prospects or results of operations would likely suffer. In that case, the trading price of our common shares could decline and you may lose all or part of the money you paid to buy our common shares.

Going concern
Management has forecasted that the Company’s current level of cash and cash equivalents and short-term investments after the extinguishment of the secured convertible debentures will not be sufficient to execute its current planned expenditures for the next twelve months without further investment.  The Company is currently in discussion with several potential investors to provide additional funding.  Management believes that it will complete one or more of these arrangements in sufficient time to continue to execute its planned expenditures without interruption.  However, there can be no assurance that the capital will be available as necessary to meet these continuing expenditure, or if the capital is available, that it will be on terms acceptable to the Company.  The issuance of common shares by the Company could result in significant dilution in the equity interest of existing shareholders.  The Company is also considering alternatives to delay its research program until financing is available, amongst other cost savings measures.  There can be no assurance that the Company will be able to obtain sufficient financing to meet future operational needs.  As a result, there is a significant doubt as to whether the Company will be able to continue as a going concern and realize its assets and pay its liabilities as they become due.

We need to raise additional capital
We need to raise additional capital. To obtain the necessary capital, we must rely on any or all of; grants and tax credits, additional share issues and collaboration agreements or corporate partnerships to provide full or partial funding for our activities. We cannot assure you that additional funding will be available on terms that are acceptable to us or in amounts that will enable us to carry out our business plan.

If we cannot obtain the necessary capital, we will have to:
•	engage in equity financings that would result in significant dilution to existing investors;

•	delay or reduce the scope of or eliminate one or more of our development programs;

•
obtain funds through arrangements with collaborators or others that may require us to relinquish rights to technologies, product candidates or products that we would otherwise seek to develop or commercialize ourselves; or license rights to technologies, product candidates or products on terms that are less favourable to us than might otherwise be available;

•	considerably reduce our operations or

•	cease our operations

We have a history of operating losses. We expect to incur net losses and we may never achieve or maintain profitability
We have not been profitable since our inception in 1986. We reported net losses of $8.9 million; $6.3 million and $9.6 million for the years ended May 31, 2009, 2008 and 2007, respectively. As of May 31, 2009, we had an accumulated deficit of $189.4 million.

To date we have only generated nominal revenues from the sale of Virulizin® in Mexico and revenues associated with the Zor Agreement.  We stopped selling Virulizin® in Mexico in July 2005 and assigned the rights under the Zor Agreement to TEMIC in June 2009.  We have not generated any other revenue from product sales to date and it is possible that we will never have sufficient product sales revenue to achieve profitability. We expect to continue to incur losses for at least the next several years as we or our collaborators and licensees pursue clinical trials and research and development efforts. To become profitable, we, either alone or with our collaborators and licensees, must successfully develop, manufacture and market our current product candidates, LOR-2040, as well as continue to identify, develop, manufacture and market new product candidates. It is possible that we will never have significant product sales revenue or receive significant royalties on our licensed product candidates. If funding is insufficient at any time in the future, we may not be able to develop or commercialize our products, take advantage of business opportunities or respond to competitive pressures.

We are an early stage development company
We are at an early stage of development. Significant additional investment will be necessary to complete the development of any of our products. Pre-clinical and clinical trial work must be completed before our products could be ready for use within the market that we have identified. We may fail to develop any products, to obtain regulatory approvals, to enter clinical trials or to commercialize any products. We do not know whether any of our potential product development efforts will prove to be effective, meet applicable regulatory standards, obtain the requisite regulatory approvals, be capable of being manufactured at a reasonable cost or be accepted in the marketplace.

The product candidates we are currently developing are not expected to be commercially viable for several years and we may encounter unforeseen difficulties or delays in commercializing our product candidates. In addition, our products may cause undesirable side effects.

Our product candidates require significant funding to reach regulatory approval assuming positive clinical results.  Such funding will be very difficult, or impossible to raise in the public markets.  If such partnerships are not attainable, the development of these product candidates maybe significantly delayed or stopped altogether.  The announcement of such delay or discontinuation of development may have a negative impact on our share price.

The Company has indemnified Old Lorus and its directors, officers and employees in respect of the Arrangement
Under the Arrangement, we have agreed to indemnify Old Lorus and its directors, officers and employees from and against all damages, losses, expenses (including fines and penalties), other third party costs and legal expenses, to which any of them may be subject arising out of any matter occurring

(i)
prior to, at or after the Effective Time of the Arrangement and directly or indirectly relating to any of the assets of Old Lorus transferred to New Lorus pursuant to the Arrangement (including losses for income, sales, excise and other taxes arising in connection with the transfer of any such asset) or conduct of the business prior to the Effective Time;

(ii)
prior to, at or after the Effective Time as a result of any and all interests, rights, liabilities and other matters relating to the assets transferred by Old Lorus to New Lorus pursuant to the Arrangement; and

(iii)	prior to or at the Effective Time and directly or indirectly relating to, with certain exceptions, any of the activities of Old Lorus or the Arrangement.

This indemnification could result in significant liability to us.

We may be unable to obtain partnerships for one or more of our product candidates which could curtail future development and negatively impact our share price
Our strategy for the research, development and commercialization of our products requires entering into various arrangements with corporate collaborators, licensers, licensees and others, and our commercial success is dependent upon these outside parties performing their respective contractual responsibilities. The amount and timing of resources that such third parties will devote to these activities may not be within our control. We cannot assure you that such parties will perform their obligations as expected. We also cannot assure you that our collaborators will devote adequate resources to our programs. In addition, we could become involved in disputes with our collaborators, which could result in a delay or termination of the related development programs or result in litigation. We intend to seek additional collaborative arrangements to develop and commercialize some of our products. We may not be able to negotiate collaborative arrangements on favourable terms, or at all, in the future, or that our current or future collaborative arrangements will be successful.

If we cannot negotiate collaboration, licence or partnering agreements, we may never achieve profitability.

Clinical trials are long, expensive and uncertain processes and Health Canada or the FDA may ultimately not approve any of our product candidates. We may never develop any commercial drugs or other products that generate revenues
None of our product candidates has received regulatory approval for commercial use and sale in North America. We cannot market a pharmaceutical product in any jurisdiction until it has completed thorough preclinical testing and clinical trials in addition to that jurisdiction’s extensive regulatory approval process. In general, significant research and development and clinical studies are required to demonstrate the safety and effectiveness of our product candidates before we can submit any regulatory applications.

Clinical trials are long, expensive and uncertain processes. Clinical trials may not be commenced or completed on schedule, and Health Canada or the FDA or any other regulatory body may not ultimately approve our product candidates for commercial sale.

The clinical trials of any of our drug candidates could be unsuccessful, which would prevent us from advancing, commercializing or partnering the drug.

Even if the results of our preclinical studies or clinical trials are initially positive, it is possible that we will obtain different results in the later stages of drug development or that results seen in clinical trials will not continue with longer term treatment. Positive results in early Phase I or Phase II clinical trials may not be repeated in larger Phase II or Phase III clinical trials.  For example, results of our Phase III clinical trial of Virulizin® did not meet the primary endpoint of the study despite promising preclinical and early stage clinical data.  All of our potential drug candidates are prone to the risks of failure inherent in drug development.

Preparing, submitting and advancing applications for regulatory approval is complex, expensive and time intensive and entails significant uncertainty. A commitment of substantial resources to conduct time-consuming research, preclinical studies and clinical trials will be required if we are to complete development of our products.

Clinical trials of our products require that we identify and enrol a large number of patients with the illness under investigation. We may not be able to enrol a sufficient number of appropriate patients to complete our clinical trials in a timely manner particularly in smaller indications such as acute myeloid leukemia.  If we experience difficulty in enrolling a sufficient number of patients to conduct our clinical trials, we may need to delay or terminate ongoing clinical trials and will not accomplish objectives material to our success that could affect the price of our common shares. Delays in planned patient enrolment or lower than anticipated event rates in our current clinical trials or future clinical trials may result in increased costs, program delays, or both.

In addition, unacceptable toxicities or adverse side effects may occur at any time in the course of preclinical studies or human clinical trials or, if any product candidates are successfully developed and approved for marketing, during commercial use of any approved products. The appearance of any such unacceptable toxicities or adverse side effects could interrupt, limit, delay or abort the development of any of our product candidates or, if previously approved, necessitate their withdrawal from the market. Furthermore, disease resistance or other unforeseen factors may limit the effectiveness of our potential products.

Our failure to develop safe, commercially viable drugs would substantially impair our ability to generate revenues and sustain our operations and would materially harm our business and adversely affect our share price. We may never achieve profitability.

As a result of intense competition and technological change in the pharmaceutical industry, the marketplace may not accept our products or product candidates, and we may not be able to compete successfully against other companies in our industry and achieve profitability
Many of our competitors have:

•	drug products that have already been approved or are in development, and operate large, well-funded research and development programs in these fields;
•
substantially greater financial and management resources, stronger intellectual property positions and greater manufacturing, marketing and sales capabilities, areas in which we have limited or no experience;

•	significantly greater experience than we do in undertaking preclinical testing and clinical trials of new or improved pharmaceutical products and obtaining required regulatory approvals;
•
Consequently, our competitors may obtain Health Canada, FDA and other regulatory approvals for product candidates sooner and may be more successful in manufacturing and marketing their products than we or our collaborators are;

•
Existing and future products, therapies and technological approaches will compete directly with the products we seek to develop. Current and prospective competing products may provide greater therapeutic benefits for a specific problem or may offer easier delivery or comparable performance at a lower cost;

•
Any product candidate that we develop and that obtains regulatory approval must then compete for market acceptance and market share. Our product candidates may not gain market acceptance among physicians, patients, healthcare payers and the medical community. Further, any products we develop may become obsolete before we recover any expenses we incurred in connection with the development of these products.

As a result, we may never achieve profitability.

If we fail to attract and retain key employees, the development and commercialization of our products may be adversely affected.
We depend heavily on the principal members of our scientific and management staff. If we lose any of these persons, our ability to develop products and become profitable could suffer. The risk of being unable to retain key personnel may be increased by the fact that we have not executed long-term employment contracts with our employees, except for our senior executives. Our future success will also depend in large part on our ability to attract and retain other highly qualified scientific and management personnel. We face competition for personnel from other companies, academic institutions, government entities and other organizations.

We may be unable to obtain patents to protect our technologies from other companies with competitive products, and patents of other companies could prevent us from manufacturing, developing or marketing our products

Patent protection:
The patent positions of pharmaceutical and biotechnology companies are uncertain and involve complex legal and factual questions.

The United States (U.S.) Patent and Trademark Office and many other patent offices in the world have not established a consistent policy regarding the breadth of claims that they will allow in biotechnology patents.

Allowable patentable subject matter and the scope of patent protection obtainable may differ between jurisdictions.  If a patent office allows broad claims, the number and cost of patent interference proceedings in the U.S. or analogous proceedings in other jurisdictions and the risk of infringement litigation may increase. If it allows narrow claims, the risk of infringement may decrease, but the value of our rights under our patents, licenses and patent applications may also decrease.

The scope of the claims in a patent application can be significantly modified during prosecution before the patent is issued. Consequently, we cannot know whether our pending applications will result in the issuance of patents or, if any patents are issued, whether they will provide us with significant proprietary protection or will be circumvented, invalidated or found to be unenforceable.

Until recently, patent applications in the U.S. were maintained in secrecy until the patents issued, and publication of discoveries in scientific or patent literature often lags behind actual discoveries. Patent applications filed in the United States after November 2000 generally will be published 18 months after the filing date unless the applicant certifies that the invention will not be the subject of a foreign patent application.  In many other jurisdictions, such as Canada, patent applications are published 18 months from the priority date.  We cannot assure you that, even if published, we will be aware of all such literature. Accordingly, we cannot be certain that the named inventors of our products and processes were the first to invent that product or process or that we were the first to pursue patent coverage for our inventions.

Enforcement of intellectual property rights:
Protection of the rights revealed in published patent applications can be complex, costly and uncertain.  Our commercial success depends in part on our ability to maintain and enforce our proprietary rights. If third parties engage in activities that infringe our proprietary rights, our management’s focus will be diverted and we may incur significant costs in asserting our rights. We may not be successful in asserting our proprietary rights, which could result in our patents being held invalid or a court holding that the third party is not infringing, either of which would harm our competitive position.

Others may design around our patented technology. We may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office, European opposition proceedings, or other analogous proceedings in other parts of the world to determine priority of invention and the validity of patent rights granted or applied for, which could result in substantial cost and delay, even if the eventual outcome is favourable to us. We cannot assure you that our pending patent applications, if issued, would be held valid or enforceable.

Trademark protection:
In order to protect goodwill associated with our company and product names, we rely on trademark protection for our marks. For example, we have registered the Virulizin® trademark with the U.S. Patent and Trademark Office. A third party may assert a claim that the Virulizin® mark is confusingly similar to its mark and such claims or the failure to timely register the Virulizin® mark or objections by the FDA could force us to select a new name for Virulizin®, which could cause us to incur additional expense.

Trade secrets:
We also rely on trade secrets, know-how and confidentiality provisions in our agreements with our collaborators, employees and consultants to protect our intellectual property. However, these and other parties may not comply with the terms of their agreements with us, and we might be unable to adequately enforce our rights against these people or obtain adequate compensation for the damages caused by their unauthorized disclosure or use of our trade secrets or know how. Our trade secrets or those of our collaborators may become known or may be independently discovered by others.

Our products and product candidates may infringe the intellectual property rights of others, which could increase our costs
Our success also depends on avoiding infringement of the proprietary technologies of others. In particular, there may be certain issued patents and patent applications claiming subject matter which we or our collaborators may be required to license in order to research, develop or commercialize at least some of our product candidates, including Virulizin®, LOR-2040 and small molecules. In addition, third-parties may assert infringement or other intellectual property claims against us based on our patents or other intellectual property rights. An adverse outcome in these proceedings could subject us to significant liabilities to third-parties, require disputed rights to be licensed from third-parties or require us to cease or modify our use of the technology. If we are required to license such technology, we cannot assure you that a license under such patents and patent applications will be available on acceptable terms or at all. Further, we may incur substantial costs defending ourselves in lawsuits against charges of patent infringement or other unlawful use of another’s proprietary technology.

If product liability claims are brought against us or we are unable to obtain or maintain product liability insurance, we may incur substantial liabilities that could reduce our financial resources
The clinical testing and commercial use of pharmaceutical products involves significant exposure to product liability claims. We have obtained limited product liability insurance coverage for our clinical trials on humans; however, our insurance coverage may be insufficient to protect us against all product liability damages. Further, liability insurance coverage is becoming increasingly expensive and we might not be able to obtain or maintain product liability insurance in the future on acceptable terms or in sufficient amounts to protect us against product liability damages. Regardless of merit or eventual outcome, liability claims may result in decreased demand for a future product, injury to reputation, withdrawal of clinical trial volunteers, loss of revenue, costs of litigation, distraction of management and substantial monetary awards to plaintiffs. Additionally, if we are required to pay a product liability claim, we may not have sufficient financial resources to complete development or commercialization of any of our product candidates and our business and results of operations will be adversely affected.

We have no manufacturing capabilities. We depend on third-parties, including a number of sole suppliers, for manufacturing and storage of our product candidates used in our clinical trials. Product introductions may be delayed or suspended if the manufacture of our products is interrupted or discontinued
We do not have manufacturing facilities to produce supplies of LOR-2040, small molecule or any of our other product candidates to support clinical trials or commercial launch of these products, if they are approved. We are dependent on third parties for manufacturing and storage of our product candidates. If we are unable to contract for a sufficient supply of our product candidates on acceptable terms, or if we encounter delays or difficulties in the manufacturing process or our relationships with our manufacturers, we may not have sufficient product to conduct or complete our clinical trials or support preparations for the commercial launch of our product candidates, if approved.

Our operations involve hazardous materials and we must comply with environmental laws and regulations, which can he expensive and restrict how we do business
Our research and development activities involve the controlled use of hazardous materials, radioactive compounds and other potentially dangerous chemicals and biological agents. Although we believe our safety procedures for these materials comply with governmental standards, we cannot entirely eliminate the risk of accidental contamination or injury from these materials. We currently have insurance, in amounts and on terms typical for companies in businesses that are similarly situated  that could cover all or a portion of a damage claim arising from our use of hazardous and other materials. However, if an accident or environmental discharge occurs, and we are held liable for any resulting damages, the associated liability could exceed our insurance coverage and our financial resources.

Our interest income is subject to fluctuations of interest rates in our investment portfolio
Our investments are held to maturity and have staggered maturities to minimize interest rate risk. We cannot assure you that interest income fluctuations will not have an adverse impact on our financial condition. We maintain all our accounts in Canadian dollars, but a portion of our expenditures are in foreign currencies. We do not currently engage in hedging our foreign currency requirements to reduce exchange rate risk.

RISKS RELATED TO OUR COMMON SHARES

Our share price has been and may continue to be volatile and an investment in our common shares could suffer a decline in value
You should consider an investment in our common shares as risky and invest only if you can withstand a significant loss and wide fluctuations in the market value of your investment. We receive only limited attention by securities analysts and frequently experience an imbalance between supply and demand for our common shares. The market price of our common shares has been highly volatile and is likely to continue to be volatile. Factors affecting our common share price include but are not limited to:

•	Our financial position and doubt as to whether we will be able to continue as a going concern;
•
the progress of our and our collaborators’ clinical trials, including our and our collaborators’ ability to produce clinical supplies of our product candidates on a timely basis and in sufficient quantities to meet our clinical trial requirements;

•	announcements of technological innovations or new product candidates by us, our collaborators or our competitors;
•	fluctuations in our operating results;
•	published reports by securities analysts;
•	developments in patent or other intellectual property rights;
•	publicity concerning discovery and development activities by our licensees;
•	the cash and short term investments held us and our ability to secure future financing;
•	public concern as to the safety and efficacy of drugs that we and our competitors develop;
•	governmental regulation and changes in medical and pharmaceutical product reimbursement policies; and
•	general market conditions.

Future sales of our common shares by us or by our existing shareholders could cause our share price to fall
Additional equity financings or other share issuances by us could adversely affect the market price of our common shares. Sales by existing shareholders of a large number of shares of our common shares in the public market and the sale of shares issued in connection with strategic alliances, or the perception that such additional sales could occur, could cause the market price of our common shares to drop.

CRITICAL ACCOUNTING POLICIES

Critical Accounting Policies and Estimates
Our accounting policies are in accordance with Canadian GAAP including some that require management to make assumptions and estimates that could significantly affect the results of operations and financial position.  The significant accounting policies that we believe are the most critical in fully understanding and evaluating the reported financial results are disclosed in the MD&A section of our 2009 annual report.  As well, our significant accounting policies are disclosed in Note 3, Significant Accounting Policies, of the notes to the financial statements of Lorus provided in our annual report for the fiscal year ended May 31, 2009.

Recently Adopted Accounting Recommendations
Effective June 1, 2008, the Company adopted the following accounting policies:

Accounting changes:
Effective June 1, 2008, the Company adopted the Accounting Standards Board’s (“AcSB”) replacement of Section 1506, Accounting Changes. The new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information; requires changes in accounting policy to be applied retrospectively unless doing so is impracticable; requires prior period errors to be corrected retrospectively; and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The adoption of this standard did not have any impact on the Company’s financial statements year ended May 31, 2009.

Capital disclosures:
Effective June 1, 2008, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1535, Capital Disclosures (“Section 1535”). Section 1535 establishes standards for disclosing information about an entity’s capital and how it is managed. It requires the disclosure of information about: (i) an entity’s objectives, policies and processes for managing capital; complied with any capital requirements; and if it has not complied, the consequences of such non-compliance. The Company has included disclosures recommended by Section 1535 in note 8 of the financial statements.

Financial instruments:
Effective June 1, 2008, the Company adopted the new recommendations of CICA Handbook Section 3862, Financial Instruments - Disclosures (“Section 3862”) and Handbook Section 3863, Financial Instruments - Presentation (“Section 3863”). Section 3862 requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments on the entity’s financial position and its performance and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equities, the classification of related interest, dividends, losses and gains, and circumstances in which financial assets and financial liabilities are offset. The adoption of these standards did not have any impact on the classification and valuation of the Company’s financial instruments. The Company has included disclosures recommended by these new Handbook Sections in note 9 of the financial statements.

General standards of financial statement presentation:
In May 2007, the AcSB amended CICA Handbook Section 1400 “General Standards of Financial Statement Presentation”, to change the guidance related to management’s responsibility to assess the ability of the entity to continue as a going concern.

The main features of the changes are as follows:

(i)	management is required to make an assessment of an entity’s ability to continue as a going concern;
(ii)	in making its assessment, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the balance sheet date;
(iii)
financial statements must be prepared on a going concern basis unless management either intends to liquidate the entity, to cease trading or cease operations, or has no realistic alternative but to do so;

(iv)	disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern; and
(v)
when financial statements are not prepared on a going concern basis, that fact should be disclosed, together with the basis on which the financial statements are prepared and the reason the entity is not regarded as a going concern.

The effective date of these amendments is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008, specifically June 1, 2008 for the Company. The new disclosure requirements pertaining to this Section are contained in note 1 of the financial statements.

Recent Accounting Recommendations not yet adopted
The CICA plans to converge Canadian GAAP with International Financial Reporting Standards (IFRS) over a transition period expected to end in 2011. The Company has begun to assess the impact of the transition to IFRS on the Company’s financial statements but has yet to determine the extent to which it will affect the financial statements when these standards are implemented.

Section 3064, “Goodwill and intangible assets”, will be replacing Section 3062, “Goodwill and other intangible assets” and Section 3450, “Research and development costs”. This new section, issued in February 2008, will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning June 1, 2009. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The impact of adoption of this new section on the Company’s financial statements has not been determined.

In June 2009, the CICA amended section 3862, “Financial Instruments - Disclosures”, to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures.  These amendments require a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements.  Fair value of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities.  Assets and liabilities in Level 2 include valuations using inputs other than the quoted prices for which all significant inputs are based on observable market data, either directly or indirectly.  Level 3 valuations are based on inputs that are not based on observable market data.  The amendments to Section 3862 apply for annual financial statements relating to fiscal years ending after September 30, 2009.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING
The Company has implemented a system of internal controls that it believes adequately protects the assets of the Company and is appropriate for the nature of its business and the size of its operations. These internal controls include disclosure controls and procedures designed to ensure that information required to be disclosed by the Company is accumulated and communicated as appropriate to allow timely decisions regarding required disclosure.

Internal controls over financial reporting means a process designed by or under the supervision of the Chief Executive Officer and the acting Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.  The internal controls are not expected to prevent and detect all misstatements due to error or fraud.  Management advises that there have been no changes in the Corporation’s internal controls over financial reporting during 2009 that have materially affected or are reasonably likely to materially affect the Corporation’s internal control over financial reporting.

As at May 31, 2009, the Company’s management evaluated the effectiveness of the design and operation of its disclosure controls and procedures and operation of its internal controls over financial reporting using the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework.  Based on their evaluation, the Chief Executive Officer and the acting Chief Financial Officer have concluded that these controls and procedures are effective to provide reasonable assurance that material information is made known to them by others in the Company.  Management has identified the following two areas of concern, but believes that the Company’s limited number of transactions, day-to-day management involvement in operations and reporting and access to third party experts are sufficient compensating controls to limit our risk of material misstatement.

Segregation of Duties
Given our limited staff, certain duties within the accounting and finance department cannot be properly segregated. We believe that none of the segregation of duty concerns has resulted in a misstatement to the financial statements as we rely on certain compensating controls, including substantive periodic review of the financial statements by the Chief Executive Officer and Audit Committee. This weakness is considered to be a common area of deficiency for many smaller listed companies in Canada. We continue to evaluate whether additional accounting staff should be hired to deal with this weakness.

Complex and Non-Routine Transactions
As required, we record complex and non-routine transactions. These sometimes are extremely technical in nature and require an in-depth understanding of GAAP. Our accounting staff has only a fair and reasonable knowledge of the rules related to GAAP and reporting and the transactions may not be recorded correctly, potentially resulting in material misstatement of our financial statements.

To address this risk, we consult with our third-party expert advisors as needed in connection with the recording and reporting of complex and non-routine transactions. In addition, an annual audit is completed by our auditors, and presented to the Audit Committee for its review and approval. During the audit for the fiscal year ended May 31, 2009, no material misstatements were identified. At a future date, we may consider expanding the technical expertise within our accounting function. In the meantime, we will continue to work closely with our third party advisors.

UPDATED SHARE INFORMATION

As at August 26, 2009, the Company had 257,009,677 common shares issued and outstanding and 14,269,444 common share purchase warrants convertible into an equal number of common shares. In addition, the Company had issued and outstanding 20,655,000 stock options to purchase an equal number of common shares.

ADDITIONAL INFORMATION
Additional information relating to Lorus, including Lorus' 2009 annual information form and other disclosure documents, is available on SEDAR at www.sedar.com.  For any information filed prior to July 10, 2007 please access the information on SEDAR for Global Summit Real Estate Inc. (Old Lorus).